SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
—	Press Release dated January 10, 2005;
—	Press Release dated February 2, 2005;
—	Notices relating to trading of Enel shares by Senior Management dated from October 27, 2004 to December 22, 2004.

Press Release

ENEL APPOINTS BANCA IMI AND CABOTO AS LEAD UNDERWRITERS FOR THE ISSUE AND PLACEMENT OF BONDS UP TO ONE BILLION EURO

Rome, January 10, 2005 — Enel has appointed Banca IMI (S. Paolo IMI Group) and Caboto (Intesa Group) as lead underwriters for the issue and placement of bonds valued at a maximum of one billion Euro.

The bonds will be placed exclusively with Italian investors and an application for listing will be submitted to the MOT section of Borsa Italiana (Italian Stock Exchange). The bonds will be issued following the authorisation by CONSOB.

Caboto and Banca IMI are lead underwriters of the Syndicate of Banks. Banca Akros (Banca Popolare di Milano Group), Banca Nazionale del Lavoro, Centrobanca (Banche Popolari Unite Group) and Crediop Dexia are co-arrangers.

The bonds issue and placement was resolved by Enel’s Board of Directors on July 28, 2004.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Press Release

ENEL ANNOUNCES PRELIMINARY 2004 CONSOLIDATED RESULTS

Revenues at 36.5 billion euro (31.3 billion euro in 2003, + 17%)
Ebitda at 11 billion euro (9.8 billion euro in 2003, + 12%)
Stable net financial debt at 24.3 billion euro (24.2 billion euro in 2003)

Rome, February 2, 2005 — The Board of Directors of Enel, chaired by Piero Gnudi, met today and reviewed Enel’s preliminary 2004 consolidated results.

Revenues totalled 36.5 billion euro, an increase of 17% over 31.3 billion euro in 2003. The increase was essentially due to the introduction of the Single Buyer (Acquirente Unico) in 2004, which resulted in an increase in consolidated revenues and operating costs on the regulated market.

Ebitda (gross operating margin) rose to 11 billion euro, an increase of 12% from 9.8 billion euro in 2003. Ebitda excluding extraordinary and non recurring items (1,068 million euro in 2004 for past stranded costs recognition and 410 million euro in 2003 for hydro penalty reimbursement) rose to 9.9 billion euro, an increase of 5% from 9.4 billion euro in 2003.

Net financial debt at the end of 2004 stood at 24.3 billion euro, compared with 24.2 billion euro at the end of 2003.

The headcount at the end of 2004 was 61,898 compared with 64,770 at the end of 2003.

Commenting on the results, Chief Executive Paolo Scaroni said: “The business has performed well, driven by our cost efficiency programs and in spite of weak electricity demand and distribution tariff reductions in 2004. As a result, gross operating margin has grown and has delivered increasing underlying ordinary profitability for 2004, which we expect to further progress in 2005.”

In 2004 Enel produced 126 TWh of electricity in Italy (138 TWh in 2003), distributed 251 TWh on its own network (244 TWh in 2003), sold 158 TWh (152 TWh in 2003), and sold 5.2 Bcm of gas (4.4 Bcm in 2003) to third parties.

Notices relating to trading of Enel shares by Senior Management

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Fabio Bonomo	Title:	Company Law and Securities Exchange Regulations Compliance Manager of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	transaction	Source[3]
November 19, 2004	S	AZO Enel	IT0003128367	8,950	€6.426	€57,512.70	Stock option exercise
November 19, 2004	V	AZO Enel	IT0003128367	8,950	€7.090	€63,455.50	Market transaction

Sub-TOTAL (A)[4]						€120,968.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction[5]	instrument[6]	Category[7]	code	instrument[8]	Qty	price	Amount	Qty	price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0
TOTAL (A) + (B)											€120,968.20

[1]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
[2]	Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
[3]	Indicate the kind of action from which the transaction derives:
–	market transaction;
–	off-market transaction;
–	conversion of convertible bonds;
–	exercise of stock options or preemptive rights;
–	exercise of warrants;
–	exercise of derivative instruments or covered warrants;
–	other, in which case specify.
[4]	Indicate the total amount of the transactions listed in the form.
[5]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
[6]	Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
[7]	Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Alessandro Bufacchi	Title:	Director of Information & Communication Technology Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	6,600	€6.640	€43,824.00	Public offering subscription

Sub-TOTAL (A)						€43,824.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€43,824.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Vincenzo Cannatelli	Title:	Chairman of the Board of Directors of Enel Distribuzione S.p.A. and Chief Operating Officer of Infrastructure, Networks and Sales Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription

Sub-TOTAL (A)						€39,840.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€39,840.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Antonio Cardani	Title:	Director of Audit Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	9,000	€6.640	€59,760.00	Public offering subscription

Sub-TOTAL (A)						€59,760.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€59,760.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Gianluca Comin	Title:	Director of Communication Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	1,800	€6.640	€11,952.00	Public offering subscription
December 16, 2004	V	AZO Terna	IT0003242622	10,000	€2.070	€20,700.00	Market transaction
December 22, 2004	V	AZO Terna	IT0003242622	10,000	€2.0961	€20,961.00	Market transaction

Sub-TOTAL (A)						€53,613.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€53,613.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Piero Gnudi	Title:	Chairman of the Board of Directors of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A(*)	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription
October 27, 2004	A(**)	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription

Sub-TOTAL (A)						€79,680.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€79,680.00

(*)	This transaction was carried out by Mr. Gnudi’s wife
(**)	This transaction was carried out by a company controlled by Mr. Gnudi

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Gerardo Orsini	Title:	Media Relations Manager of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	4,800	€6.640	€31,872.00	Public offering subscription

Sub-TOTAL (A)						€31,872.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€31,872.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Angelo Provasoli	Title:	Chairman of the Board of Statutory Auditors of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription

Sub-TOTAL (A)						€39,840.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€39,840.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Paolo Ruzzini	Title:	Director of Human Resources Deparment Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription

Sub-TOTAL (A)						€39,840.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€39,840.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:	Enel S.p.A.
Reference period:	4th quarter (October - December) 2004
Disclosure:	periodic immediate delayed
Declarer:	Fabio Todeschini	Title:	Chief Financial Officer of Terna S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	8,400	€6.640	€55,776.00	Public offering subscription

Sub-TOTAL (A)						€55,776.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0
TOTAL (A) + (B)											€55,776.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: February 2, 2005